Exhibit 99.1
Alcon®

For immediate release

Tim Sear to Retire As Alcon President, CEO
Cary Rayment Elected to Fill the Posts

Hünenberg, Switzerland – July 12, 2004 – Alcon, Inc. (NYSE:ACL) Chairman, President and Chief Executive Officer Tim Sear announced today that he will retire as President and Chief Executive Officer effective October 1, 2004. In a special meeting held this morning, Alcon’s Board of Directors elected Cary Rayment, currently Senior Vice President, Alcon United States, to fill the President and CEO positions. In addition to his current U.S. role, Mr. Rayment is also responsible for Alcon’s global marketing and its operations in Japan.

        Mr. Sear will continue to serve as a member and Chairman of the Alcon Board of Directors until the company’s Annual General Meeting in Züg, Switzerland on May 3, 2005, at which time the shareholders will elect a new Director and the Board will elect a new Chairman.

        “I’ve had a long and exciting career at Alcon for the past 34 years. Alcon has grown more than a hundredfold over these years and is active in virtually every country worldwide. It is now time for me to spend more time with my family and to pursue other personal interests,” said Mr. Sear, who turned 67 in April. “Alcon is a remarkable company, with a broad and deep management team. I have the utmost confidence that Cary will provide skilled and dynamic leadership for the outstanding people of Alcon, who are our greatest asset.”

        Mr. Rayment, 57, joined Alcon in 1989, following the acquisition of CooperVision Surgical, as Vice President, Surgical Products Marketing. Since then, his responsibilities have steadily increased in scope. He previously served as Vice President and General Manager for Surgical Products, Managed Care, International Marketing and Alcon Japan before moving to his current position in January 2001. Mr. Rayment lives in Colleyville, Texas with his wife, Janet. They have one adult daughter, Kelly, who lives in California.

        “I’m delighted to have the opportunity to lead Alcon and our 12,000 people into the future,” said Mr. Rayment. “Alcon has experienced considerable growth under Tim’s leadership, and I’m looking forward to building on the sound foundation we have created over the years.”

        Kevin Buehler, currently Vice President, Latin America, Canada and Far East, will be promoted to Senior Vice President, Alcon United States, replacing Mr. Rayment, on October 1. He is 47 years old and has been with Alcon for 20 years in a variety of positions of increasing responsibility.

        Alcon, Inc. is the world’s leading eye care company, with sales of $3.4 billion and profits of $595 million in 2003. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Nestlé S.A. of Vevey, Switzerland owns approximately 75 percent of Alcon stock.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Note to editors: You can download photographs and biographies of Mr. Sear and Mr. Rayment from these URLs. Please copy and paste them into your browser:

Tim Sear bio: http://vocuspr.vocus.com/VocusPR30/Temp/{43afdc3d-c893-4a95-9325-40601759e2dc}/Tim%20Sear%20bio.doc

Tim Sear photo: http://vocuspr.vocus.com/VocusPR30/Temp/{43afdc3d-c893-4a95-9325-40601759e2dc}/TimSear.jpg

Cary Rayment bio: http://vocuspr.vocus.com/VocusPR30/Temp/{43afdc3d-c893-4a95-9325-40601759e2dc}/Cary%20Rayment%20bio.doc

Cary Rayment photo: http://vocuspr.vocus.com/VocusPR30/Temp/{43afdc3d-c893-4a95-9325-40601759e2dc}/CaryRayment.jpg

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
 Mary Dulle (Alcon Public Relations)
817-551-8058
 www.alconinc.com